Exhibit 99.1

CUSTODIAN VENTURES LLC

1185 Avenue of the America, Third Floor

New York, New York 10036

June 1, 2021

VIA EMAIL AND OVERNIGHT MAIL

My Size, Inc.

HaYarden 4

POB 1026

Airport City, Israel 7010000

Attn:	Corporate Secretary

Re:	Demand for Inspection of Books and Records of Box, Inc. Pursuant to 8 Del. C. § 220

Dear Sir or Madam:

Custodian Ventures, LLC, a Wyoming limited liability company (“Custodian”), is the direct beneficial owner of 790,300 shares of common stock, par value $0.001 per share (the “Common Stock”) of My Size, Inc., a Delaware corporation (the “Company”), including 200 shares of which are held in record name by Custodian, as of the date hereof.

For the reasons set forth below, Custodian hereby demands inspection pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) and requests that the Company immediately make available for inspection and copying the books and records (the “Books and Records”) of the Company described in the Appendix to this demand.1 The purpose of this demand is to gather information regarding potential mismanagement and/or malfeasance by the Company’s management and/or members of the Company’s Board of Directors (the “Board”) and potential breaches of fiduciary duties by certain members of the Board in connection with the Company’s entry into an Amendment to Purchase Agreement, dated May 26, 2021 (the “Amendment”), which made certain amendments to a Purchase Agreement between the Company and Shoshana Zigdon, dated February 16, 2014 (the “Purchase Agreement”), which resulted in the issuance by the Company of 2,500,000 shares of Common Stock (the “Issuance”) in exchange for a waiver of (i) Ms. Zigdon’s right to repurchase certain assets related to the collection of data for measurement purposes that My Size Israel 2014 Ltd., a wholly owned subsidiary of the Company (“My Size Israel”), acquired from Ms. Zigdon under the Purchase Agreement (the “Assets”) and (ii) all past, present and future rights of Ms. Zigdon in any of the intellectual property rights sold, transferred and assigned to My Size Israel under the Purchase Agreement and any modifications, amendments or improvements made thereto, including, without limitation, any compensation, reward or any rights to royalties or to receive any payment or other consideration whatsoever in connection with such intellectual property rights (the “Waiver”).

Background Facts

Custodian has been privately pushing for significant change at the Company, since January 30, 2020, which constructive efforts have to date been met with the Company’s refusal to meaningfully engage in dialogue concerning actions within the Board and management’s control to maximize shareholder value. As a result, on May 12, 2021, Custodian delivered a letter to the Company (the “Nomination Notice”) nominating a slate of four highly-qualified candidates for election to the Board at the Company’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”).

1 For the purposes of this letter, the term “Books and Records” means all documents and other nonverbal methods of information storage of any nature whatsoever referring or related to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company’s directors, officers, or other employees.

In addition, on May 14, 2021, Custodian and certain of its affiliates filed a Schedule 13D with respect to their investment in the Company disclosing the delivery of the Nomination Notice and stating that “the Reporting Persons may in the future take such actions with respect to their investment in the [Company] as they deem appropriate, including, without limitation, engaging in additional communications with management and the Board of the [Company], engaging in discussions with stockholders of the [Company] and others about the [Company] and the Reporting Persons’ investment, making proposals to the [Company] concerning changes to the capital allocation strategy, capitalization, ownership structure, board structure (including board composition), senior management, or operations of the [Company]”.

On May 27, 2021, the Company announced the Issuance of 2.5 million shares of Common Stock to Ms. Zigdon, representing more than 19.99% of the shares of Common Stock outstanding prior to the Issuance, in exchange for the Waiver by Ms. Zigdon of certain rights under the Purchase Agreement. Under the Purchase Agreement prior to the Amendment, Ms. Zigdon had a right to repurchase the Assets until June 16, 2021, at the market price of the Assets as determined by a third party independent valuation. In addition, under the Purchase Agreement prior to the Amendment, Ms. Zigdon had a right to receive 18% of My Size Israel’s operating profit, directly or indirectly connected with the Assets, together with VAT for a period of seven years from the end of the development period of My Size Israel’s measurement solution. However, it does not appear that any third party independent valuation of the Assets was ever sought by the Company. Moreover, given the Company’s inability to turn a profit since its inception in 2014, and the likelihood that its measurement technology has been leapfrogged by its competition, it is doubtful that the Assets possess any present value or that Ms. Zigdon has ever received, or would have ever received, any royalty payments under the Purchase Agreement.

Given the Company’s inability to turn a profit since its inception and the apparent failure by the Company to conduct any independent, third party valuation of the Assets, the Board’s and senior management’s decision to enter into the Amendment at this particular point in time is highly suspect. Custodian believes the purpose driving the Issuance is clear and unmistakable: dilute the vote of common stockholders who have suffered through years of poor returns by placing more than 16.62% of the vote at the 2021 Annual Meeting in the hands of a supportive investor who is expected to vote to reelect the incumbent directors on the Board.

Custodian believes these seemingly self-serving actions demonstrate a complete disregard for proper corporate governance and fiscal discipline by members of management and the Board and suggest that these transactions were not entered into with the best interest of the common stockholders in mind. Given these facts and circumstances, Custodian has deep concerns around the Board’s decision-making process and independence, and questions whether certain members of the Board may have breached their fiduciary duties to common stockholders.

Proper Purpose

The purposes of the demand for inspection are to allow Custodian to:

1.	Investigate potential wrongdoing, mismanagement, conflicts of interest, corporate waste and breaches of fiduciary duties by certain members of the Company’s management team and/or Board or others in connection with the Amendment and the Issuance;

2.	Determine whether the Company engaged in proper due diligence leading up to Amendment and the Issuance and whether they were approved with the best interests of stockholders in mind;

3.	Analyze Board processes relating to the Amendment and the Issuance, inter alia, whether there were failures in Board oversight with respect to the foregoing matters, any material deficiencies and/or mismanagement by certain of the directors or senior management with respect to understanding the Company’s business, as well as whether the Company and its managers undertook a legitimate, good faith effort to engage in means to maximize value for stockholders or used these transactions as a pretense intended to palliate frustrated and possibly insurgent stockholders;

4.	Determine whether certain members of the Company’s management team and Board are fit to continue serving as directors and officers of the Company in light of the issues set forth herein, and, depending on the Company’s responses and Custodian’s assessment of the foregoing, to determine the degree of change that it believes is required at the Company, including the number of director candidates to ultimately seek election for at the upcoming 2021 Annual Meeting;

5.	Determine the independence and disinterestedness of the directors serving on the Board; and

6.	Evaluate potential corrective measures and whether to take appropriate action in the event certain directors or others did not properly discharge their fiduciary duties, including whether to bring a direct or derivative action against certain members of the Board or management.

According to 8 Del. C. § 220(b)(2), a “proper purpose” shall mean a purpose reasonably related to such person’s interest as a stockholder. Under Delaware law, it is well established that a stockholder’s “desire to investigate wrongdoing or mismanagement is a ‘proper purpose’” for a books and records demand. Seinfeld v. Verizon Commc’n Inc., 909 A.2d 117, 121 (Del. 2006) (citing Nodana Petroleum Corp. v. State ex rel. Brennan, 123 A.2d 243, 246 (Del. 1956)). Investigating mismanagement is proper “because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return.” Id. (citing Saito v. McKesson HBOC, Inc., 806 A.2d 113, 115 (Del. 2002)); see also City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc., 1 A.3d 281, 289 n. 30, (“proper purpose” includes “to discuss corporate finances and management’s inadequacies, and then, depending on the responses, determine stockholder sentiment for either a change in management,” “to communicate with other stockholders in order to effectuate changes in management policies,” and “to determine an individual’s suitability to serve as a director” (citation omitted)).

Stockholders may use information about corporate mismanagement, waste, or wrongdoing in several ways. For example, they may “seek an audience with the board [or directors] to discuss proposed reform or, failing in that, they may prepare a stockholder resolution for the next annual meeting, or mount a proxy fight to elect new directors.” Seinfeld, 909 A.2d at 119-20 (quoting Saito, 806 A.2d at 117). These possible courses of action and possible corrective measures fall well within a stockholder’s rights under Delaware law, and thus gathering information for this purpose is proper. See AmerisourceBergen v. Lebanon Cty. Empl. Ret. Fund, 243 A.3d 417, 428-29 (Del. 2020).

Books and Records Sought

Custodian hereby demands the right to inspect and copy the Books and Records of the Company described in the Appendix, as they are reasonably related to Custodian’s interest in the Company and suspected lack of oversight by the Board.

Custodian demands that: (1) originals or attested copies of the documents and records described in the Appendix be made available for inspection and copying by Custodian, its designated representatives, or its attorneys or agents during usual business hours, beginning no later than five business days after the Company receives this letter, and continuing from day to day thereafter during usual business hours until the inspection is completed, or (2) the Company deliver copies of such records, within five business days after receipt of this letter, to the attention of Custodian’s counsel, Kenneth A. Schlesinger, Esq. and Ms. Adrienne M. Ward of the law firm Olshan Frome Wolosky LLP. Please advise Mr. Schlesinger (telephone (212) 451-2252, email kschlesinger@olshanlaw.com) or Ms. Ward (telephone (212) 451-2368, email award@olshanlaw.com), as promptly as practicable within the requisite timeframe, when the items requested above will be made available to Custodian.

If any responsive materials have been redacted on the basis of privilege, please identify such materials and the nature of the privilege asserted. In addition, please certify that all books and records responsive to Custodian’s demand have been produced or identify which responsive books and records have not been produced and the reasons why there were withheld.

This notice complies in all respects with applicable law. If, however, the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Custodian immediately in writing, with a copy to Mr. Schlesinger and Ms. Ward, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Custodian will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. Custodian reserves the right to withdraw or modify this demand at any time.

I hereby affirm that the purposes for the demanded inspection as set forth above constitute a true and accurate statement of the reasons Custodian desires to review the demanded Books and Records, and that such demand is made in good faith. These purposes are proper and reasonably related to Custodian’s interest as a stockholder of the Company.

Sincerely,

CUSTODIAN VENTURES LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

Enclosures.

cc:	Kenneth A. Schlesinger, Esq., Olshan Frome Wolosky LLP

Adrienne M. Ward, Esq., Olshan Frome Wolosky LLP

APPENDIX

Books and Records Demands

The demanded inspection includes all Books and Records within the Company’s possession, custody, or control for the period January 1, 2020, through the present, unless otherwise indicated:

1.	All Board Materials[2] and Senior Management Materials[3] referring or relating to:

i.	the Assets;

ii.	the Purchase Agreement;

iii.	the Amendment;

iv.	the Issuance;

v.	Ms. Zigdon or any of her affiliates and any of their respective associates (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

vi.	any financial analysis or valuation of the Company by management or a third-party advisor relating to the Company’s equity and/or enterprise value, Assets, the Purchase Agreement, the Amendment or the Issuance;

vii.	any fairness opinion or recommendation relating to the value of the Assets;;

viii.	the retention (or possible retention) of any advisor or consultant to advise the Company and the Board, including any committee thereof, with respect to the Assets, the Purchase Agreement, the Amendment or the Issuance; and

ix.	any projections regarding the Company’s future financial and operating performance, including, without limitation, any projections concerning future royalty payments that would be owed to Ms. Zigdon absent the Amendment.

2.	Any and all drafts of the Amendment.

2 The term “Board Material” used herein means all minutes, resolutions, or other records of any Board and/or regular or special committee meeting, and all documents provided, considered, discussed, prepared, or disseminated, including materials on board portals, in draft or final form, at, in connection with, in anticipation of, or as a result, of any meeting of the Board or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions. “Board Material” also includes “Informal Board Material,” which includes electronic communications between directors and the corporation’s officers and senior employees. See KT4 P’rs LLC v. Palantir Techs., Inc., 203 A.3d 738, 742, 753 (Del. 2019).

3 The term “Senior Management Materials” means all documents and communications, regardless of whether they were ever provided to the Board or any committee thereof, discussed by, created by, provided to, and/or sent by any “C”-suite executive officer of the Company, “prepared in connection with, in anticipation or as a result of a board meeting.” See AmerisourceBergen, 243 A.3d at 439.

3.	All documents reflecting terms of the Amendment and the Issuance.

4.	Any and all agreements with any advisor or consultant hired or retained by the Company in connection with the Assets, the Amendment or the Issuance.

5.	Any written communications, including emails, involving the Board or the Company’s senior executives, concerning: (i) the Assets, (ii) the Purchase Agreement; (iii) the Amendment; (iv) the Issuance; (v) Ms. Zigdon or any of her affiliates and any of their respective associates as such terms are defined in Rule 12b-2 promulgated under the Exchange Act; (v) any financial analysis of the Company by the Company’s senior executives or by a third-party advisor; and (vi) any forecasting and projections regarding the Company’s future performance, including, without limitation, any projections concerning future royalty payments that would be have been owed to Ms. Zigdon absent the Amendment.

6.	Any materials provided to, or presentations made to, investors or potential investors (including Ms. Shoshana Zigdon) in connection with or otherwise relating to the Assets, Amendment or the Issuance.

7.	Documents reflecting any and all personal, familial, financial, social, or business relationships between or among any employees, officers or Board members of the Company on the one hand and, on the other, Ms. Zigdon or any of her affiliates and any of their respective associates as such terms are defined in Rule 12b-2 promulgated under the Exchange Act.

8.	Documents reflecting any and all personal, familial, financial, social, or business relationships between or among any officers or Board members of the Company and any of their respective associates as such terms are defined in Rule 12b-2 promulgated under the Exchange Act.

9.	Any documents concerning any assessment made by the Company, its management, or the Board (including any of their respective representatives or advisors) regarding each Board member’s disinterest and independence.

10.	Any other demand by any other Company stockholder pursuant to Section 220 that relates to the Assets, Purchase Agreement, the Amendment or the Issuance.

11.	All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records concerning the Assets, the Purchase Agreement, the Amendment or the Issuance.